SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: January 19, 2005	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Corporate Secretary

Release:   Immediate, January 18, 2005

CPR AND TEAMSTERS CANADA RAIL CONFERENCE ANNOUNCE FOUR-YEAR CONTRACT RATIFIED BY TRAIN CREW EMPLOYEES

CALGARY — The Teamsters Canada Rail Conference and Canadian Pacific Railway announced that a four-year collective agreement has been ratified by train crew employees.

The agreement with CPR’s 4,500 train crew employees, the railway’s largest bargaining group, extends to the end of 2006. It provides for wage, pension and benefits improvements, as well as work rule changes that will generate increased productivity. Wage increases are 2 per cent for 2003, 3 per cent for 2004, 2.5 per cent for 2005 and 3 per cent for 2006.

Rob Ritchie, President and Chief Executive Officer of CPR, said: “We have achieved a balanced agreement that brings value to our employees and our shareholders and ensures a stable, productive relationship with the Teamsters. The wage, benefit and work rule improvements are consistent with the pattern CPR has established in other collective agreements.”

George Hucker, Vice-President and National Legislative Representative with the Teamsters, said the agreement is the first with CPR since the Teamsters gained bargaining rights in 2004. “In addition to improvements secured in traditional areas, this agreement includes a framework to move forward in areas that will improve lifestyle for our membership.”

On January 14, CPR and the Maintenance of Way Division of the Teamsters Canada Rail Conference, which represents approximately 2,150 track maintenance employees, reached a Memorandum of Settlement to renew their collective agreement through the end of 2006. Details of the three-year settlement are not available pending ratification. Results of the ratification vote are expected in March.

Teamsters Canada is a labour organization with over 105,000 members. It is affiliated with the International Brotherhood of Teamsters, which has 1.5 million members across North America. For more information, visit the Teamsters Canada Website at www.teamsters-canada.org or the Rail Conference at www.teamstersrail.ca.

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from

Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

End

Contacts
Canadian Pacific Railway
Media:	Investors:
Len Cocolicchio	Paul Bell, Vice-President, Investor Relations
Tel.: (403) 319-7591	(403) 319-3591
E-mail: len_cocolicchio@cpr.ca	E-mail: investor@cpr.ca

Teamsters Canada Rail Conference

George Hucker
VP/NLR-GA
Tel.: (613) 235-1828
email: ghucker@teamsters.ca